Amended and restated term sheet[†]
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 39-VIII dated December 14, 2007

Term Sheet No. 5-A to
Product Supplement No. 39-VIII
Registration Statement No. 333-130051
Dated January 23, 2008; Rule 433



Structured Investments	JPMorgan Chase & Co.
	$
	Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Russell 2000® Index and the Nikkei 225 Index due January 29, 2010

General

- The notes are designed for investors who seek a return of three times the appreciation of a weighted diversified basket of domestic and international indices, up to a maximum total return on the notes of 26.60%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 10%, be willing to lose up to 90% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing January 29, 2010[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about January 24, 2008 and are expected to settle on or about January 29, 2008.

Key Terms

Basket:	The notes are linked to a basket consisting of the S&P 500® Index ("SPX"), the Dow Jones EURO STOXX 50® Index ("SX5E"), the Russell 2000® Index ("RUT") and the Nikkei 225 Index ("NKY") (each a "Basket Index," and together, the "Basket Indices").
Component Weightings:	The S&P 500 Weighting is 50.00%, the EURO STOXX Weighting is 20.00%, the Russell 2000 Weighting is 20.00% and the Nikkei Weighting is 10.00% (each a "Component Weighting," and collectively, the "Component Weightings").
Upside Leverage Factor:	3
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by 3, subject to the Maximum Total Return on the notes of 26.60%*. For example, if the Basket Return is greater than 8.867%, you will receive the Maximum Total Return on the notes of 26.60%*, which entitles you to a maximum payment at maturity of $1,266 for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Basket Return x 3)]

* The actual Maximum Total Return will be set on the pricing date and will not be less than 26.60%.

Your principal is protected against up to a 10% decline in the Basket. If the Ending Basket Level declines from the Starting Basket Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 10%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 10%)]

If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.

Buffer Amount:	10%, which results in a minimum payment of $100 per $1,000 principal amount note.
Basket Return:	Ending Basket Level – Starting Basket Level
	Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level on any trading day will be calculated as follows:

100 x [1 + (S&P 500 Return * S&P 500 Weighting) + (EURO STOXX Return * EURO STOXX Weighting) + (Russell 2000 Return * Russell 2000 Weighting) + (Nikkei Return * Nikkei Weighting)]

Each of the S&P 500 Return, the EURO STOXX Return, the Russell 2000 Return and the Nikkei Return reflects the performance of the respective Basket Index, expressed as a percentage, from the respective Basket Index closing level on the pricing date to the respective Basket Index closing level on such trading day. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-VIII.

Observation Date:	January 26, 2010[†]
Maturity Date[†]:	January 29, 2010[†]
CUSIP:	48123MQG0

† This term sheet no. 5-A amends, restates and supersedes term sheet no. 5 to product supplement no. 39-VIII (term sheet no. 5 is available on the SEC website at http://sec.gov/Archives/edgar/data/19617/000089109208000375/e29980fwp.pdf) in its entirety.

†† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-VIII.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-13 of the accompanying product supplement no. 39-VIII and "Selected Risk Considerations" beginning on page TS-2 of this term sheet no. 5-A.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet no. 5-A relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 39-VIII and this term sheet no. 5-A if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet no. 5-A or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date as well as the actual Maximum Total Return determined on the pricing date. In no event will that commission exceed $17.50 per $1,000 principal amount note. This commission includes selling concessions that may be allowed to other dealers of approximately $1.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-122 of the accompanying product supplement no. 39-VIII.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 23, 2008

Additional Terms Specific to the Notes

You should read this term sheet no. 5-A together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-VIII dated December 14, 2007. **This term sheet no. 5-A, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** *This term sheet no 5-A amends, restates and supersedes term sheet no. 5 dated January 22, 2008 to product supplement 39-VIII in its entirety. You should rely only on the information contained in this term sheet no. 5-A and in the documents listed below in making your decision to invest in the notes.* You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-VIII, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-VIII dated December 14, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005404/e29549_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet no. 5-A, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by 3, up to the Maximum Total Return on the notes of 26.60%, or $1,266 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 26.60%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of your notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 10%. If the Ending Basket Level declines by more than 10%, for every 1% decline beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $100 for each $1,000 principal amount note.

- **DIVERSIFICATION AMONG THE BASKET INDICES** — Because the S&P 500® Index makes up 50% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the S&P 500® Index.

  The return on the notes is linked to a basket consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Russell 2000® Index and the Nikkei 225 Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the "Licensors"), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange. For additional information about each Basket Index, see "The S&P 500® Index," "The Dow Jones EURO STOXX 50® Index," "The Russell 2000® Index" and "The Nikkei 225 Index" in the accompanying product supplement no. 39-VIII.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-VIII. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the equity securities composing the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-VIII dated December 14, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 26.60%.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet no. 5-A is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS —** As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES —** The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks underlying the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index are based, although any currency fluctuations could affect the performance of the Basket . Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interest as a holder of the notes in taking any appropriate action that might affect the value of the S&P 500® Index or the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Indices;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Basket Indices;
  - interest and yield rates in the market generally as well as in each of the markets of the securities composing the Basket Indices;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar, the European Union euro and the Japanese yen; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet no. 5-A is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Maximum Total Return of 26.60%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.000	80.000%	26.60%
165.000	65.000%	26.60%
150.000	50.000%	26.60%
140.000	40.000%	26.60%
130.000	30.000%	26.60%
120.000	20.000%	26.60%
110.000	10.000%	26.60%
108.867	8.867%	26.60%
105.000	5.000%	15.00%
102.500	2.500%	7.50%
100.000	**0.000%**	**0.00%**
95.000	-5.000%	**0.00%**
90.000	-10.000%	**0.00%**
85.000	-15.000%	-5.00%
80.000	-20.000%	-10.00%
70.000	-30.000%	-20.00%
60.000	-40.000%	-30.00%
50.000	-50.000%	-40.00%
40.000	-60.000%	-50.00%
30.000	-70.000%	-60.00%
20.000	-80.000%	-70.00%
10.000	-90.000%	-80.00%
0.000	-100.000%	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 3 does not exceed the hypothetical Maximum Total Return of 26.60%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 3)] = \$1,150$$

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 90.

Because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% multiplied by 3 exceeds the hypothetical Maximum Total Return of 26.60%, the investor receives a payment at maturity of $1,266 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 70.

Because the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the Basket Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 10\%)] = \$800$$

Example 5: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0.

Because the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the Basket Return is negative and the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 10%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 10\%)] = \$100$$

Historical Information

The following graphs show the historical weekly performance of each Basket Index as well as the Basket as a whole from January 3, 2003 through January 18, 2008. The graph of the historical Basket performance assumes the Basket level on January 3, 2003 was 100 and the Component Weightings specified on the cover of this term sheet no. 5-A on that date. The closing level of the S&P 500® Index on January 22, 2008 was 1310.50. The closing level of the Dow Jones EURO STOXX 50® Index on January 22, 2008 was 3753.68. The closing level of the Russell 2000® Index on January 22, 2008 was 671.57. The closing level of the Nikkei 225 Index on January 22, 2008 was 12573.05.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and of the Basket as a whole should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.









